   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1999.


==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 2)


                              --------------------

                           INSIGNIA PROPERTIES TRUST
                              (Name of the Issuer)


                           INSIGNIA PROPERTIES TRUST
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                      (Name of Person(s) Filing Statement)


         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  -----------


                                   45767U101
                     (CUSIP Number of Class of Securities)




Peter K. Kompaniez                               Patrick J. Foye
Vice Chairman of the Board of Directors          Executive Vice President
Apartment Investment and Management              Insignia Properties Trust
Company                                          c/o Apartment Investment and
1873 South Bellaire Street, 17th Floor           Management Company
Denver, Colorado  80222-4348                     1873 South Bellaire Street,
(303) 757-8101                                   17th Floor
                                                 Denver, Colorado 80222-4348
                                                 (303) 757-8101



                 (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)

                              --------------------


                                   Copies to:

Michael V. Gisser                                Allan R. Williams
Skadden, Arps, Slate, Meagher & Flom LLP         Proskauer Rose LLP
300 South Grand Avenue, Suite 3400               1585 Broadway
Los Angeles, California  90071                   New York, New York  10036-8299
(213) 687-5000                                   (212) 969-3000

         This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [_]   A tender offer.

d. [_]   None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                           Calculation of Filing Fee


--------------------------------------------------------------------------------------------------
Transaction Valuation                                                      Amount of Filing Fee
Fully diluted common shares of beneficial interest, par value $.01
   per share, of Insignia Properties Trust                                      23,599,538

Average of the high and low prices, reported
   on the American Stock Exchange, on October 21, 1998                       $      12.125
                                                                             -------------
                                                                               286,144,398

1/50th of 1%                                                                        0.0002
                                                                             -------------
Amount of filing fee                                                         $      57,229
                                                                             =============
--------------------------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $ 79,548          Filing Party:  Apartment Investment
                                             and Management Company

Form or Registration No.:  Form S-4          Date Filed:  October 27, 1998

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

                                  INTRODUCTION


         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Apartment Investment and Management Company, a Maryland corporation ("AIMCO").







         As described in the Information Statement/Prospectus of IPT and AIMCO, dated January 27, 1999 (the "Information Statement/Prospectus"), due to the proposal of new tax regulations, AIMCO and IPT elected to change the structure of the merger from a merger of TPI Acquisition Trust, a Maryland real estate investment trust and a subsidiary of AIMCO, into IPT to a merger of IPT into AIMCO (the "Merger"). On January 22, 1999, the parties entered into the Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement").




         On February 26, 1999, the Merger was consummated in accordance with the terms of the Merger Agreement.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY



Dated:  February 26, 1999               By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President




                                        INSIGNIA PROPERTIES TRUST



Dated:  February 26, 1999               By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President

                                  EXHIBIT INDEX


         (a)            Not applicable.

         (b).1 Opinion of Lehman Brothers (incorporated by reference from Annex B to the Information Statement/Prospectus)

         (b).2*         Presentation of Lehman Brothers to the IPT Board.

         (c).1          Second Amended and Restated Agreement and Plan of
                        Merger, dated as of January 22, 1999, by and between AIMCO and IPT (incorporated by reference from Annex A to the Information Statement/Prospectus.)

         (c).2* Irrevocable Limited Proxy, dated January 22, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and
                        Frank M. Garrison.

         (c).3* Shareholders' Agreement, dated January 22, 1999, by and between AIMCO and Andrew L. Farkas, James A. Aston and
                        Frank M. Garrison.

         (d)            The Information Statement/Prospectus related to the
                        Registration Statement on Form S-4 (File No. 333-66207) filed on February 2, 1999, by AIMCO, with the SEC.

         (e)            Not applicable.

         (f)            Not applicable.


*    Previously filed.